Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bizly, Inc.
3790 El Camino Real Unit #587
Palo Alto, CA 94306
http://www.bizly.com

Up to $400,000.00 Convertible Promissory Note.
Minimum Target Amount: $30,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Bizly, Inc.
Address: 3790 El Camino Real Unit #587, Palo Alto, CA 94306
State of Incorporation: DE
Date Incorporated: February 04, 2015

Terms:

Convertible Promissory Notes

Offering Minimum: $30,000.00 of Convertible Promissory Note.
Offering Maximum: $400,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Preferred Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: September 01, 2026
Valuation Cap: $16,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Preferred Stock

Voting Rights:
Preferred shareholders may cast the number of votes equal to the number of whole shares of Common Stock.

Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy

As a condition to issuance of shares of the Preferred Stock the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

Liquidation: Holders of Preferred Stock have certain liquidation prefences. Please see exhibit F for complete details.

Conversion: Holders of Preferred Stock have certain conversion rights. Please see exhibit F for complete details.

*Maximum note interest offered subject to adjustment for bonus Interest. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy

As a condition to issuance of shares of the Preferred Stock the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the

Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

<u>Loyalty Perk</u>

As a member of the CEO's Exclusive List at Bizly, you are eligible for additional 10% increase in the annual interest rate.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% increase in the annual interest rate

Early Bird 2: Invest $5,000+ within the first 2 weeks | 6% increase in the annual interest rate

Early Bird 3: Invest $20,000+ within the first 2 weeks | 10% increase in the annual interest rate

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $1,000+ and receive + 2% increase in the annual interest rate

Tier 2 Perk: Invest $5,000+ and receive + 5% increase in the annual interest rate

Tier 3 Perk: Invest $10,000+ and receive an Exclusive invite to 1 Bizly Curated event + 6% increase in the annual interest rate

Tier 4 Perk: Invest $20,000+ and receive an Exclusive invite to 2 Bizly Curated events + 8% increase in the annual interest rate

Tier 5 Perk: Invest $50,000+ and receive an Exclusive invite to 2 Bizly Curated events + 10% increase in the annual interest rate

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus interest perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus interest perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Bizly, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Bizly, Inc. (or the "Company") was incorporated as a C Corporation in Delaware on February 4, 2015. The Company operates in the AI industry, offering an innovative self-service platform often referred to as the "Canva for events." Bizly utilizes proprietary generative AI to create event assets such as agendas, timelines, and venue selections, transforming large language models (LLMs) into actionable event components. The Company's marketplace features over 300,000 venues and has established strong partnerships with major corporations, including Apple, McDonald's, and Pinterest, boasting an almost 0% churn rate with Fortune 500 companies.

Competitors and Industry

Industry

The Company operates within the AI-driven event management industry, a sector that is rapidly expanding due to the increasing demand for automated solutions in event planning. The global AI market is expected to reach $390.9 billion by 2025, while the event management software market is projected to grow to $14.5 billion by 2026. Bizly addresses a significant market need by offering an intuitive, AI-powered platform that simplifies the event planning process, making it accessible to a broader audience.

Competitors

Bizly faces competition from both traditional event management platforms and newer AI-driven solutions. Major competitors include Cvent and Eventbrite, which offer comprehensive event management tools, and Hopin, an AI-powered virtual event platform. However, Bizly differentiates itself with its proprietary generative AI technology that allows users to easily create and customize event components. Unlike its competitors, Bizly offers a self-service model that is highly scalable and has already gained significant traction with Fortune 500 companies. The platform's ability to transform complex LLM data into actionable event assets gives Bizly a competitive edge in the marketplace.

Current Stage and Roadmap

Current Stage

Bizly is currently in the growth stage, having fully developed its AI-powered event management platform. The Company has successfully validated its technology through strong user adoption among Fortune 500 clients and ongoing partnerships with industry leaders. Bizly continues to enhance its platform by expanding its marketplace of venues and improving AI capabilities to provide an even more seamless user experience.

Future Roadmap

Looking forward, Bizly plans to scale its operations by expanding its AI capabilities and growing its marketplace of venues. The Company intends to deepen its partnerships with existing clients while attracting new users, particularly within the Fortune 500 sector. Additionally, Bizly is exploring new revenue streams by offering advanced AI features and services, which will further strengthen its position as a leader in AI-powered event management. The Company also plans to continue innovating, with the goal of introducing additional tools and integrations that will enhance the event planning experience for all users.

The Team

Officers and Directors

Name: Ronak Shah

Ronak Shah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: January, 2016 - Present
  Responsibilities: Chief Executive Officer; Manage day to day operations of company. Salary: $175,000

Other business experience in the past three years:

- Employer: Jina Ventures
  Title: President
  Dates of Service: February, 2005 - Present
  Responsibilities: Jina Ventures is my personal investment company where I make small investments in startups.

Other business experience in the past three years:

- Employer: Nevermind Technologies Inc
  Title: President
  Dates of Service: June, 2024 - Present
  Responsibilities: This is a new company which is intended to be a lab for AI

Name: Ryan Yee Yong Chou

Ryan Yee Yong Chou's current primary role is with JetBlue Ventures. Ryan Yee Yong Chou currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: I am an investor in the company through JetBlue Ventures and sit on the board as a Board Member.

Other business experience in the past three years:

- Employer: JetBlue Ventures
  Title: Managing Director
  Dates of Service: September, 2019 - Present
  Responsibilities: I lead investments at JetBlue Ventures

Name: Tor Miller

Tor Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder and CTO
  Dates of Service: January, 2016 - Present
  Responsibilities: I lead the company's technology strategy, overseeing product development, systems architecture, and third-party integrations. I ensure the platform's scalability, security, and performance while driving innovation to align tech initiatives with our business goals. Salary: $160,000

Name: Amy Rixmann

Amy Rixmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CRO
  Dates of Service: May, 2024 - Present
  Responsibilities: Amy Rixmann, MBA, with 16+ years of global sales leadership, including a notable tenure with Marriott and CWT, driving $60 million in ARR annually. A repeated industry award winner, including the 2024 Events Industry - Women to Watch, she excels in strategic partnerships and innovative solutions across diverse industries. Salary: $175,000

Other business experience in the past three years:

- Employer: CWT LLC
  Title: Director, Global Sales and Marketing
  Dates of Service: June, 2023 - May, 2024
  Responsibilities: Serving as Director, Global Sales and Marketing - Business Development for CWT's Strategic Meetings Management (SMM) Programs.

Name: Frank Schnur, Jr.

Frank Schnur, Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: May, 2023 - Present
  Responsibilities: I manage the sales, customer success, finance, product development, and engineering teams. I also manage strategic partnerships. Salary: $160,000

Other business experience in the past three years:

- Employer: TeachersConnect
  Title: CMO
  Dates of Service: June, 2018 - February, 2023
  Responsibilities: Led marketing and business development efforts. Grew community membership by 35,000 by building a social media following of 125,000, leveraging influencers, and converting 22% to members during our

critical growth phase.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a

company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural

norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ronak Shah	10,000,000	Common Stock	27.9%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Convertible Note, Preferred Stock, and StartEngine Convertible Note.

Common Stock

The amount of security authorized is 60,000,000 with a total of 45,210,527 outstanding.

Voting Rights

One vote per share

Material Rights

The amount outstanding includes (i) 16,311,499 shares to be issued pursuant to options outstanding; (ii) 2,162,629 options to be issued pursuant to options reserved but unissued; and (iii) 268,880 shares to be issued pursuant to warrants outstanding.

Series Seed Preferred Stock

The amount of security authorized is 1,606,545 with a total of 1,606,545 outstanding.

Voting Rights

Preferred shareholders may cast the number of votes equal to the number of whole shares of Common Stock.

Material Rights

Dividends: The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of sales of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately canceled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price for the applicable series of Preferred Stock by the Applicable Conversion Price of such series of Preferred Stock in effect at the time of conversion.

Series Seed-1 Preferred Stock

The amount of security authorized is 957,878 with a total of 957,878 outstanding.

Voting Rights

Preferred shareholders may cast the number of votes equal to the number of whole shares of Common Stock.

Material Rights

Dividends: The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of sales of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately canceled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price for the applicable series of Preferred Stock by the Applicable Conversion Price of such series of Preferred Stock in effect at the time of conversion.

Series Seed-2 Preferred Stock

The amount of security authorized is 6,848,653 with a total of 6,848,653 outstanding.

Voting Rights

Preferred shareholders may cast the number of votes equal to the number of whole shares of Common Stock.

Material Rights

Dividends: The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of sales of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately canceled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price for the applicable series of Preferred Stock by the Applicable Conversion Price of such series of Preferred Stock in effect at the time of conversion.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,004,614.00
Maturity Date: March 22, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified financing

Material Rights

There are no material rights associated with Convertible Note.

Preferred Stock

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

Preferred shareholders may cast the number of votes equal to the number of whole shares of Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy

As a condition to issuance of shares of the Preferred Stock the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

Liquidation: Holders of Preferred Stock have certain liquidation prefences. Please see exhibit F for complete details.

Conversion: Holders of Preferred Stock have certain conversion rights. Please see exhibit F for complete details.

StartEngine Convertible Note

The security will convert into Preferred stock and the terms of the StartEngine Convertible Note are outlined below:

Amount outstanding: $0.00
Maturity Date: September 01, 2026
Interest Rate: 2.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy

As a condition to issuance of shares of the Preferred Stock the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

Please review the full Convertible Note attached as Exhibit F to these offering materials.

The Conversion and Maturity sections are provided below.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

5. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,608,160.00
  Number of Securities Sold: 1,606,505
  Use of proceeds: R&D, Sales, Marketing
  Date: March 29, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,004,614.00
  Use of proceeds: R&D and Marketing
  Date: March 29, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $632,454 compared to $857,388 in fiscal year 2023. 2022 was the first year back from covid and we've been in a steady climb of adding new customers and more usage of the platform

Cost of Sales

Cost of Sales for fiscal year 2022 was $239,747 compared to$ 256,124 in fiscal year 2023.

Gross Margins

Gross margins for fiscal year 2022 were $392,707. compared to $601,264 in fiscal year 2023. We were able to manage increased revenue without adding additional Customer Sucess team members. This was due primarily to improvement in our platform and efficiencies achieved by our team members.

Expenses

Expenses for fiscal year 2022 were $2,835,059 compared to $2,084,978 in fiscal year 2023. We reduced opex by operating with a more lean team and consolidating software.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are accelerating growth and adding new revenue streams from venues subscriptions, commissions, and SMB subscriptions . Past cash was primarily generated through sales to enterprise customers. Our goal is to launch a new AI product. We believe that Bizly will increase it's growth rate significantly by adding its AI powered event planning product which serves SMBs and consumers, as well as with a new product offering for venues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2024, Bizly has $431,000 in cash on hand and $398,000 in upcoming accounts receivable, providing a solid financial foundation to support our operations and growth initiatives.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are vital to Bizly's operational success. Achieving $2 million in revenue is crucial for reaching the economies of scale that will allow us to operate efficiently and sustainably. With a larger customer base, we can further improve profitability per customer, ensuring long-term growth and stability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are essential to the viability of Bizly. If we achieve our maximum funding goal, 54% of our total capital resources will be sourced from this crowdfunding campaign. This infusion of capital will play a critical role in our financial strategy.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum funding goal, we anticipate being able to operate for at least 12-15. This estimate is based on projected revenue from existing customers of at least $1 million and a carefully managed average net monthly burn rate of $83,333.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we reach our maximum funding goal, we expect to be able to operate for at least 15-18 months, with the potential to achieve profitability and operate indefinitely. This is based on a projected average net monthly burn rate of $83,333 or less.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

To further accelerate growth, Bizly may explore additional capital sources. These resources would enable us to double down on our most successful strategies and marketing activities, driving even greater returns.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $1,004,614.00
  Interest Rate: 11.5%
  Maturity Date: March 01, 2027
  In December 2020, the Company entered into a loan agreement for $1,650,000 with an interest rate ranging from 11.50% per annum (fixed) to 13.00% (compounding monthly). The loan is set to mature in March 2027. As of December 31, 2023 and 2022, the outstanding principal and interest of this loan was $1,630,788 and $1,620,800, respectively.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $16,000,000.00

Valuation Cap Details: This is based on a continuation of the existing/open funding round.

Use of Proceeds

If we raise the Target Offering Amount of $30,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $400,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  We're investing 20% into deepening our market understanding and innovating new products that will drive the next wave of growth. This includes rigorous market research, customer insights, and testing groundbreaking features that align with our AI-driven vision.

- Key Personnel & Operations
  54.0%

The lion's share—54%—will be dedicated to assembling and retaining a world-class team across engineering, product management, sales, and customer success. These are the people who will execute our vision daily, ensuring we hit our milestones and deliver exceptional value to our users.

- Sales & Marketing
  19.5%
  To fuel our expansion, 19.5% will be used to amplify our sales and marketing efforts, powering the launch of our solutions and driving sustained engagement with our target audiences.

- StartEngine Marketing
  1.0%
  A small but crucial 1% will be allocated to promoting our crowdfunding campaign, maximizing visibility and attracting the right investors to join us on this journey.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.bizly.com (bizly.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bizly

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Bizly, Inc.

[See attached]



Bizly, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

STATEMENT OF FINANCIAL POSITION 4

STATEMENT OF OPERATIONS 5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8

NOTE 3 – RELATED PARTY TRANSACTIONS 12

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 12

NOTE 5 – LIABILITIES AND DEBT 12

NOTE 6 – EQUITY 13

NOTE 7 – SUBSEQUENT EVENTS 14





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bizly, Inc. Management

We have reviewed the accompanying financial statements of Bizly Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
Aug 26, 2024

BIZLY INC.
STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	236,712	237,174
Accounts Receivable - net of allowance	191,750	50,000
Prepaid Expenses	7,493	22,986
Loan to Shareholder	-	-
Total Current Assets	435,955	310,160
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	435,955	310,160
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	55,672	107,941
Accrued Expense	26,737	27,000
Deferred Revenue	423,889	445,902
Total Current Liabilities	506,298	580,843
Non-Current Liabilities:		
Convertible Note Payable	-	9,844,435
Long-Term Bank Loan	-	-
Long-Term Loan Payable	1,630,788	1,620,800
Accrued Interest	-	2,423,535
Total Non-Current Liabilities	1,630,788	13,888,770
TOTAL LIABILITIES	2,137,086	14,469,613
EQUITY		
Common Stock	1,001	1,001
APIC - Common	40,525	74,991
Preferred Stock	2,587	-
APIC - Preferred	13,842,343	-
APIC- Options	1,624	105,063
APIC- Warrants	107,496	107,496
Accumulated Deficit	(15,696,707)	(14,448,004)
TOTAL EQUITY	(1,701,131)	(14,159,453)
TOTAL LIABILITIES AND EQUITY	435,955	310,160

BIZLY INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	857,388	632,454
Cost of Revenue	(5,772)	(6,089)
Gross Profit	851,616	626,365
Operating Expenses		
Payroll Expenses	1,121,736	2,037,662
Contractors	374,194	287,247
Professional Fees	191,637	225,092
Dues and Subscription	104,219	143,153
Advertising and Marketing	61,574	78,774
Insurance Expenses	44,460	6,526
General and Administrative Expenses	9,853	27,630
Rent Expense	7,177	-
Charitable Contributions	820	70
Bad Debts Expense	-	4,477
Total Operating Expenses	1,915,670	2,810,633
Operating Income (loss)	(1,064,054)	(2,184,268)
Other Income		
Interest Income	20,082	1,302
Other Income	125,569	343,863
Total Other Income	145,651	345,165
Other Expense		
Interest Expense	(266,412)	(2,673,868)
Foreign Currency Gain or Loss	(120)	(122)
Total Other Expense	(266,532)	(2,673,990)
Earnings Before Income Taxes	(1,184,935)	(4,513,093)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**(1,184,935)**	**(4,513,093)**

BIZLY INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC - Common	Preferred Stock		APIC - Preferred	APIC-Stock Options	APIC-Stock Warrants	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount		# of Shares	$ Amount					
Beginning balance at 1/1/22	10,001,000	1,000	66,749	-	-	-	740,681	107,496	(9,863,402)	(8,947,476)
Issuance of Common Stock	-	-	-	-	-	-			-	-
Additional Paid in Capital	-	-	-	-	-	-	266,435		-	266,435
Exercise of Stock Option	13,750	1	2,453				(2,453)			1
Prior Period Adjustments	-	-	5,789	-	-	-	(899,600)		(71,509)	(965,320)
Net income (loss)	-	-	-	-	-	-			(4,513,093)	(4,513,093)
Ending balance at 12/31/22	10,014,750	1,001	74,991				105,063	107,496	(14,448,004)	(14,159,453)
Issuance of Preferred Stock	-	-	-	25,865,845	2,587	13,842,343	-	-	-	13,844,930
Additional Paid in Capital	-	-	-	-	-	-	315,979	-	-	315,979
Exercise of Stock Option	-	-	-	-	-	-	-	-		-
Prior Period Adjustments	-	-	-	-	-	-	(419,418)	-	(63,768)	(483,186)
Reclassification	-	-	(34,466)	-	-	-	-	-		(34,466)
Net income (loss)	-	-	-	-	-	-	-	-	(1,184,935)	(1,184,935)
Ending balance at 12/31/23	10,014,750	1,001	40,525	25,865,845	2,587	13,842,343	1,624	107,496	(15,696,707)	(1,701,131)

BIZLY INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,184,935)	(4,513,093)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Adjustment for opening balance equity	(67,639)	(67,639)
Prior Period Adjustment	3,870	(3,870)
Bad Debts	-	4,477
Accounts Receivable - net of allowance	(141,750)	10,628
Loan to Shareholder	-	10,859
Prepaid Expenses	15,493	(20,013)
Accounts Payable	(52,268)	45,472
Accrued Expense	(263)	25,280
Deferred Revenue	(22,013)	138,389
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(264,570)	143,583
Net Cash provided by (used in) Operating Activities	(1,449,505)	(4,369,510)
INVESTING ACTIVITIES		
Other Non-Current Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Convertible Note Payable	(9,844,435)	51,197
Long-Term Bank Loan	-	(343,863)
Long-Term Loan Payable	9,988	9,931
Accrued Interest	(2,423,535)	2,423,535
Common Stock	-	1
APIC - Common	(34,466)	8,242
Preferred Stock	2,587	-
APIC - Preferred	13,842,343	-
APIC- Options	(103,439)	36,322
Net Cash provided by (used in) Financing Activities	1,449,043	2,185,365
Cash at the beginning of period	237,174	2,421,319
Net Cash increase (decrease) for period	(462)	(2,184,145)
Cash at end of period	236,712	237,174

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bizly, Inc ("the Company") was formed in the State of Delaware on February 4th, 2015. The Company is an enterprise event management software company that assists enterprise clients streamline event planning and control expenditures. The Company offers a user-friendly platform that allows intuitive and seamless event booking. The Company's registered office is in the State of Delaware, City of Dover, County of Kent. The Company primarily serves enterprise clients located within the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the year ending December 31, 2023 and 2022 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $236,712 and $237,174 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2023 and 2023, the accounts receivable amounted to $191,750 and $50,000 respectively. Additionally, the Company determined an allowance was not necessary for both years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling SaaS enterprise event management software to enterprise customers looking to manage their event spending efficiently. Payments are generally collected in advance, with customers typically paying annually, though some opt for quarterly payments. The Company's primary performance obligation is to maintain the functionality and availability of the software platform throughout the subscription period, with revenue recognized over the life of the subscription as these obligations are satisfied. The company deferred revenue of $423,889 and $445,902 for the years ended 2023 and 2022 respectively for prepaid subscriptions with remaining performance obligations.

The Company deferred revenue for prepaid subscriptions with remaining performance obligations. Additionally, the Company recognizes revenue at the time of service delivery, net of estimated cancellations or adjustments, ensuring that any liabilities for customer adjustments are recorded concurrently.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred. These costs include digital media, tradeshow and events, and promotional gifts.

General and Administrative

General and administrative expenses consist of travel expenses, office supplies, registration fees, bank charges, processing fees and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

	Total Options Outstanding	Weighted Average Exercise Price
Total Options Outstanding, January 1, 2022	894,833	$0.41
Granted	758,000	$0.66
Exercised	-	$0.00
Forfeited	(112,500)	$0.66
Total Options Outstanding, December 31, 2022	1,540,333	$0.51
Granted	2,240,000	$0.15
Exercised	-	$0.00
Forfeited	(732,500)	$0.51
Total Options Outstanding, December 31, 2023	3,047,833	$0.25

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	170,000	$0.00
Granted	758,000	$0.00
Vested	(49,999)	$0.00
Forfeited	(112,500)	$0.00
Nonvested shares, December 31, 2022	765,501	$0.00
Granted	2,240,000	$0.00
Vested	(134,813)	$0.00
Forfeited	(696,417)	$0.00
Nonvested shares, December 31, 2023	2,714,271	$0.00

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2022 to be negligible.

Exercise Price	Number Outstanding	Expiration Dates
$0.01	50,000	9-1-2025
$0.50	170,000	6-1-2027
$0.45	48,880	6-15-2031
Total	268,880	

	Shares Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value in $
Nonvested shares, January 1, 2022	268,880	$0.40	6.36	$0.00
Granted	-	-	-	$0.00
Exercised	-	-	-	$0.00
Forfeited	-	-	-	$0.00
Nonvested shares, December 31, 2022	268,880	$0.40	5.36	$0.00
Granted	-	-	-	$0.00
Exercised	-	-	-	$0.00
Forfeited	-	-	-	$0.00
Nonvested shares, December 31, 2023	268,880	$0.40	4.36	$0.00

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into convertible note agreements for the purposes of funding operations, in which the note was convertible into shares of the Company's preferred stock. In January 2023, the note was converted to 5,240,995 shares of Series Seed-1 Preferred Stock at a purchase price of $0.40543 per share, and 18,358,307 shares of Series Seed-2 Preferred Stock at a purchase price of $0.55638 per share.

Loans Payable – In December 2020, the Company entered into a loan agreement for $1,650,000 with an interest rate ranging from 11.50% per annum (fixed) to 13.00% (compounding monthly). The loan is set to mature in March 2027. As of December 31, 2023 and 2022, the outstanding principal and interest of this loan was $1,630,788 and $1,620,800, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Debt	Accrued Interest	Current Portion	Non-Current Portion	Total Debt	Accrued Interest
Long-Term Loan Payable	1,650,000	11.50%-13.00%	2027	-	1,636,661	1,636,661	-	-	1,632,545	1,632,545	-
Loan Fees					(5,872)	(5,872)			(11,745)	(11,745)	
Convertible Notes Payable	9,844,435	-	-	-	-	-	-	-	9,844,435	9,844,435	2,423,535
Total	11,494,435			-	1,630,788	1,630,788	-	-	11,465,235	11,465,235	2,423,535

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	647
2025	162,400
2026	1,102,300
2027	371,314
Total	1,636,661

NOTE 6 – EQUITY

The Company has authorized a total of 69,970,946 shares of stock, comprising 44,000,000 shares of Common Stock with a par value of $0.0001 per share and 25,970,946 shares of Preferred Stock with a par value of $0.0001 per share.

There were 10,014,750 shares of common stock that were issued and outstanding as of December 31, 2023 and December 31, 2022.

Voting: Common stockholders are entitled to one vote per share.

The authorized 25,970,946 preferred shares with a par value of $0.0001 per share comprise of: a) 2,371,644 shares designated as Series Seed Preferred Stock, b) 5,240,995 shares designated as Series Seed-1 Preferred Stock, and c) 18,358,307 shares designated as Series Seed-2 Preferred Stock.

There were 2,266,543 shares of Series Seed Preferred Stock, 5,240,995 shares of Series Seed-1 Preferred Stock, and 18,358,307 shares of Series Seed-2 Preferred Stock that were issued and outstanding as of 2023.

Voting: Preferred shareholders may cast the number of votes equal to the number of whole shares of Common Stock.

Dividends: The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of sales of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately canceled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price for the applicable series of Preferred Stock by the Applicable Conversion Price of such series of Preferred Stock in effect at the time of conversion.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 26, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF BIZLY

AI Powered Event Software

Bizly is the game-changing AI platform revolutionizing event planning for the prosumer market. With many Fortune 500 clients and rapid growth in the SMB market, we believe Bizly is poised to reshape the $1.1T events industry.

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

Innovation: Bizly turns a few simple prompts into a fully planned event. It crafts the ideal agenda, matches you with top venues globally, creates stunning invites, and manages all approvals seamlessly.

Invest Now
6.0% Interest Rate

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION CAP
$500	$16M

- Breakout Growth: Strong multi-year growth with many Fortune 500 clients. Recently secured strategic deals with top agencies to efficiently capture SMB customers and scale.

- Exciting Opportunity: Entry into an AI company targeting the prosumer market, with top Fortune 500 customers and strong growth. Key investors include JetBlue Ventures, Frontier Ventures, and more.

TEAM



Ron Shah • CEO & Board Member

Ron is a serial founder and former VC.Ron was the founder of Jina Ventures, a global VC firm where he led 12 investments and achieved 12 exits, including several in travel. Ron spent three years an on-air host on CNBC. He has his MBA from New York ...

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Ryan Yee Yong Chou • Board Member

Ryan Chou is a Managing Director at JetBlue Ventures. With over 10 years of experience in venture capital and startups, Ryan brings extensive knowledge and expertise to drive innovation within the industry.





Frank Schnur • COO

Prior to Bizly, Frank was CMO at Teachers Connect and built the meetings and events business for American Express from the ground up and grew it to over $100m in revenue. He began his career at a travel manager for Harvard University. Frank has hi...

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[Show More]

THE PITCH

In-Person Events, Made Easy

Events are essential to company culture, innovation, and learning, especially with over 73% of workers feeling isolated and unengaged. Yet, the $1.1 trillion corporate events industry has lacked a prosumer giant—until now. Bizly's AI-powered platform is transforming in-person event management, finally cracking the complexity that has kept modern software out of this space for so long.

Bizly's revolutionary AI product is the first fully integrated, end-to-end solution for in-person events. With a few simple prompts, Bizly designs your event, connects you to the perfect venue from over 330,000 options worldwide, and generates all necessary invites and assets. For the first time, attendee management, budgeting, and expense controls are seamlessly automated. In a world where human connection is critical, Bizly is making in-person event planning smarter, faster, and more accessible than ever.


bizly
The AI-powered platform that turns anyone into a pro event planner.
Everything you need to optimize event spend and maximize ROI, all on a single platform.
Welcome Back, Adam

Trusted by many Fortune 500 clients, Bizly has doubled its projected annual recurring revenue (ARR) to $2 million in 2024*, showcasing strong market traction and growth potential. With a leadership team experienced in driving innovation, we feel Bizly is positioned to dominate the event management space.

AI-Powered Event Intelligence

The groundbreaking system that automates the entire journey of organizing in-person events



Create New Meeting
Diversity & Inclusion Training
Description
Workshop for diversity & inclusion
Purpose
Create diversity awareness
My Checklist
Follow these steps to organize your complete group experience.
Decide where to meet
Determine who should attend
Connect the right virtual tool
Send a simple invitation
Measure success with a survey
Venue
Find a great venue to help make your meeting shine. Here are some suggestions in the area.
Conrad New York
Refinery Hotel
Conrad New York
Refinery Hotel
View all
Virtual Options
Add a virtual meeting to make your meeting more inclusive!
webex
View all
Guest List
Send beautifully branded invites, notes and reminders to your guests.
4 Total
14 Invited
11 Attending
3 Not Attending
View all
Communication
Send beautifully branded invites, notes and reminders to your guests.
Draft
Draft
Sent
Sent
View all

Venue Matchmaking

Bizly's AI matches you to the exact right venue offers from across 330,000 venues globally

Event Marketing

Bizly's AI generates your event invites, registration, and surveys

Budget Control

Bizly serves you price intelligence and reshopping tools that drive over 20%

360° data

All the data you need to keep improving employee engagement and event

savings on events

success

THE OPPORTUNITY

Tackling the $1.1T Global Meets & Events Market*

Bizly is poised to be a leader in the $1.1 trillion global events market[1], particularly the prosumer segment, which accounts for over 80% of total spending in this category. Historically, no software company has been able to penetrate the prosumer market in events due to the complexity of event planning and fragmented workflows, which required either costly enterprise solutions or niche tools, according to our research. Bizly changes that by streamlining the entire process with AI.

Instead of burning capital to chase market share, Bizly is leveraging its critical mass in the enterprise space to win major contracts with agencies—having already signed three massive deals in 2024, with three more in late-stage negotiations which can take the company even further. These relationships enable cost-efficient penetration of the underserved SMB and prosumer markets. With its enterprise credibility and strategic partnerships, Bizly is creating a profitable growth engine and our goal is to become the dominant player in prosumer event software.

Why Bizly?



Fastest

Organize in-person events in minutes, not days or weeks



AI Intelligence

Data and integrations for event excellence



Secure

Bizly is SOC2 certified and trusted by companies at the top of the Fortune 500



Savings

Reduce event costs by more than 22% with price intelligence and auto reshopping tools

How Bizly Unlocks the Prosumer Market

- **Enterprise Volume:** Bizly's first step was to aggregate high-quality demand from some of the world's most recognized companies. This built credibility and widespread market awareness. Enterprise customers drive subscription and commission revenue.

- **Agencies:** After achieving market credibility and product-market fit in the enterprise space, Bizly has secured major deals with mega travel and event agencies, already signing 3 deals in 2024. These relationships allow for cost-efficient distribution to SMBs and middle-market enterprises. Agency customers generate subscription, commission, and service fees.

- **Venues:** As volume scales, Bizly has introduced a freemium model for venues. Bizly empowers venues with AI tools to generate high-quality content, bundle innovative event packages, dynamically price offerings, and automate customer relationship management. These exclusive relationships give Bizly access to unique content not found elsewhere. Venue partners drive subscription and transaction fees

- **Travel Platforms:** Ever notice how you can't book events on platforms like Booking.com or Expedia? Bizly's AI-powered prosumer product aims to change that, driving commission and transaction revenue through platform partnerships.

- **SMBs and Prosumers:** With exclusive venue offers and the fastest, most cost-efficient event booking process, Bizly has created a powerful growth engine to acquire prosumers and SMBs through a bottom-up approach, generating consumption-based SaaS fees, commissions, and transaction fees.



The thought leaders in events work with Bizly

The world's leading companies use Bizly to manage their employee events

DOLBY

okta

Elevance
Health

★★★★★

"Bizly is our ultimate source! It cuts venue selection from weeks to 2 days! Think savings – time, money, and legal headaches."

Mira Rosenzweig

Global Travel Manager, Pinterest

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Trusted by Some of the World's Top Companies

Bizly operates within the global meetings & events market, which is expected to grow to $1.75 trillion by 2032. As a trusted platform for industry giants like McDonald's and Merck, Bizly has experienced year-on-year growth in NRR (net revenue retention), extremely low churn, and high net promoter scores. On

the back of this client satisfaction, Bizly has doubled its ARR to $2 million in 2024*, reflecting strong momentum. With our strategic focus on SMEs and new channel relationships, we believe we on track to continue growing our ARR*. Our platform's unique AI capabilities and seamless integration with enterprise systems set us apart, making us a preferred choice in a market primed for disruption.[2,3,4]


$1.7 Trillion
The estimated global M&E market value by 2032
The Events Industry Market (projected)
CAGR of 12%
$1,190.4B
2022
$1,752.9B
2032
A Massive Market Opportunity.

Sources: AWS, AWS, Statista

Bizly's value proposition extends beyond its technological capabilities. By empowering SMEs with tools and technology that transform event planning, Bizly unlocks new growth opportunities for these businesses. We believe this focus on the SME market aligns with the industry's current trends and helps to position Bizly as a key player in a rapidly expanding sector.


4-STAR AMERICAN
Private Dining Restaurant
Scope3 emissions
APAC and LATAM
North America and EMEA
Sustainability checklist
Sustainability tracking

Bizly highlights

$2 Million	Amount of doubled sold ARR
15 to 200+	Increase in customer base
$13 Million	Boosted pipeline from new CRO
Awards & Recognition	Business Travel Show 2020 Eye for Travel, 2019 IBTM Innovator Award, 2018

Future results are not guaranteed. See below for complete forward-looking statement information.

WHY INVEST

The Future of Business Events

Bizly is unlocking the immense $1.1 trillion global events market[5], particularly the prosumer segment, which represents over 80% of total event spending. According to our data, no company has previously been able to dominate this market due to the complexity of event planning which required fragmented solutions—until now. Bizly's AI-powered platform simplifies the entire process, making it one of the first to seamlessly bridge the gap between enterprise, SMBs, and prosumers.

With many Fortune 500 companies as customers and recent deals with leading travel and event agencies, Bizly has already achieved critical mass in the enterprise space. Now, with a proven business

model and an expanding customer base, we believe Bizly is positioned to drive further growth in the SMB and prosumer markets. With your investment, we plan to accelerate our expansion, fuel our AI development, and helping Bizly to become the dominant prosumer event software company.


Elevance Health
"A significant share of our spend is around small and simple meetings. Bizly provided an overall solution that achieved user adoption and solved some key challenges for us."
Cindy Heston
Director, Travel and Events
Elevance Health

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

*THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY

AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS

**3790 El Camino Real Unit #587
Palo Alto, CA 94306**

WEBSITE

View Site ↗

Bizly is the game-changing AI platform revolutionizing event planning for the prosumer market. With many Fortune 500 clients and rapid growth in the SMB market, we believe Bizly is poised to reshape the $1.1T events industry.

TERMS

Bizly

Overview

INTEREST RATE

6.0%

VALUATION CAP ⓘ

$16M

MATURITY DATE ⓘ

Sep 1, 2026

FUNDING GOAL ⓘ

$30k - $400k

Breakdown

MIN INVESTMENT ⓘ

$500

OFFERING TYPE

Convertible Notes

DISCOUNT RATE ⓘ

20.0%

TYPE OF EQUITY

Preferred Stock

CONVERSION TRIGGER

$1,000,000

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

A convertible note offers you the right to receive Preferred Stock in Bizly. The amount of Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $16,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 6.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Maximum note interest offered subject to adjustment for bonus Interest. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy

As a condition to issuance of shares of the Preferred Stock the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

Loyalty Perk

As a member of the CEO's Exclusive List at Bizly, you are eligible for additional 10% increase in the annual interest rate.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% increase in the annual interest rate

Early Bird 2: Invest $5,000+ within the first 2 weeks | 6% increase in the annual interest rate

Early Bird 3: Invest $20,000+ within the first 2 weeks | 10% increase in the annual interest rate

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive + 2% increase in the annual interest rate

Tier 2 Perk: Invest $5,000+ and receive + 5% increase in the annual interest rate

Tier 3 Perk: Invest $10,000+ and receive an Exclusive invite to 1 Bizly Curated event + 6% increase in the annual interest rate

Tier 4 Perk: Invest $20,000+ and receive an Exclusive invite to 2 Bizly Curated events + 8% increase in the annual interest rate

Tier 5 Perk: Invest $50,000+ and receive an Exclusive invite to 2 Bizly Curated events + 10% increase in the annual interest rate

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus interest perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus interest perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Bizly, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BIZLY, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF AUGUST, A.D. 2024, AT 3:36 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5687493 8100
SR# 20243403200

Authentication: 204155501
Date: 08-13-24

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BIZLY, INC.

Bizly, Inc. (the "*Company*"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "*DGCL*"), does hereby certify that:

FIRST: The name of this corporation is Bizly, Inc., and the date on which the Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware was February 4, 2015, under the name Bizly, Inc.

SECOND: The Board of Directors of the Company (the "*Board*"), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation (the "*Certificate of Incorporation*") to provide that the first paragraph of Article V of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

"A The total number of shares of all classes of stock that the Corporation has authority to issue is 69,413,076, consisting of (a) 60,000,000 shares of Common Stock of the Corporation, $0.0001 per share ("*Common Stock*"), and (b) 9,413,076 shares of Preferred Stock of the Corporation, $0.0001 per share ("*Preferred Stock*"), of which (i) 1,606,545 shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*" (ii) 957,878 shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series Seed-1 Preferred Stock*" and (iii) 6,848,653 shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series Seed-2 Preferred Stock*", each with such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "*Series Seed Preferred*"."

THIRD: The foregoing amendment to the Certificate of Incorporation was duly approved by the Board.

FOURTH: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

[SIGNATURE PAGE FOLLOWS]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:36 PM 08/13/2024
FILED 03:36 PM 08/13/2024
SR 20243403200 - File Number 5687493

IN WITNESS WHEREOF, Bizly, Inc. has caused this Certificate of Amendment to be executed by its Chief Executive Officer as of August 13, 2024.

By: /s/ Ron Shah_____
Ron Shah
Chief Executive Officer



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BIZLY, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF JANUARY, A.D. 2023, AT 11:07 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

5687493 8100
SR# 20230265183

Authentication: 202581819
Date: 01-26-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

BIZLY, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Bizly, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), hereby certifies as follows.

1.   The name of this corporation is Bizly, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on February 4, 2015 under the name Bizly, Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on January 25, 2023.

By: /s/ Ron Shah
Name: Ron Shah
Title: Chief Executive Officer

Exhibit A

BIZLY, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Bizly, Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 201 in the City of Middletown, 19709, County of New Castle County. The name of its registered agent at such address is Legalinc Corporate Services, Inc.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Applicable Original Issue Price***" means the Series Seed Original Issue Price, the Seed-1 Original Issue Price and the Series Seed-2 Original Issue Price, as applicable.

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred exclusively and as a separate class, are entitled to elect two (2) directors of the Corporation (the "***Preferred Directors***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect one (1) director of the Corporation.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), including the affirmative consent of JetBlue Technology Ventures, L.L.C.

"***Series Seed Original Issue Price***" means $0.69548 per share for Series Seed Preferred Stock

"***Series Seed-1 Original Issue Price***" means $0.40543 per share for Series Seed-1 Preferred Stock.

"***Series Seed-2 Original Issue Price***" means $0.55638 per share for Series Seed-2 Preferred Stock.

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 69,970,946, consisting of (a) 44,000,000 shares of Common Stock of the Corporation, $0.0001 per share ("***Common Stock***"), and (b) 25,970,946 shares of Preferred Stock of the Corporation, $0.0001 per share ("***Preferred Stock***"), of which (i) 2,371,644 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***" (ii) 5,240,995 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***" and (iii) 18,358,307 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", each with such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "***Series Seed Preferred***".

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2.   **Voting.** The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Applicable

Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "**_Deemed Liquidation Event_**" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; _provided_ that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

1.3.3   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the agreement or plan of merger or consolidation for such transaction shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 1.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

2.   **Voting.**

2.1   General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   **Conversion.** The holders of Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price for the applicable series of Preferred Stock by the Applicable Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "*Applicable Conversion Price*" for each series of Preferred Stock means the Applicable Original Issue Price for such series of Preferred Stock, which initial Applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Applicable Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Applicable Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Applicable Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Applicable Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Applicable Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Applicable Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Applicable Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Applicable Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Applicable Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of the applicable series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Applicable Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Adjustments for Diluting Issues.

3.9.1   Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

(a)   "*Option*" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "*Convertible Securities*" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   "*Additional Shares of Common Stock*" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.9.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4   Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

> (f) "**CP2**" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

> (g) "**CP1**" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

> (h) "**A**" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

> (i) "**B**" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

> (j) "**C**" means the number of such Additional Shares of Common Stock issued in such transaction.

3.9.5   Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

> (k)   Cash and Property: Such consideration will:

> > (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

> > (ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

> > (iii)   if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

> (l)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6   Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Applicable Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12   Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the

Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(m)   the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(n)   of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(o)   of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII
STOCK REPURCHASES

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
      %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   Note Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   Authority for Agreement.   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. RNB Capital LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i)   To the Company;

> (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii)   As part of an offering registered under the Securities Act with the SEC; or

> (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

> (i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   <u>Revisions to Manner of Holding.</u>

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to: %%ADDRESS_OF_ISSUER%%

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

    (a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

    (b)   This Subscription Agreement is not transferable or assignable by Subscriber.

    (c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

    (d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

    (e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

    (f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%
on %%NOW%%.   By:
                                  %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 1, 2026 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Preferred Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $12,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   **Proxies.** As a condition to issuance of shares of the Preferred Stock the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

5.   **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Preferred Stock at a price per security equal to the quotient of $12,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

6.   **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

7.   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

8.   **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

   a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

   b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

   c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

   d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

   e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

9. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

10. **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

11. **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

12. **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

13. **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

14. **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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